AA
3/11/2003

03014037

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED
FEB 28 2003
SEC MAIL PROCESSING SECTION
WASH, D.C.
187

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39029

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dominion Investor Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3838 Medical Drive Suite 201
(No. and Street)

San Antonio (City) TX (State) 78229 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Cameron Shropshire 800-929-5667
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Holtman, Wagner & Company L.L.P.
(Name – *if individual, state last, first, middle name*)

P.O. Box 311507 (Address) New Braunfels (City) TX (State) 78131-1507 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rix C. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dominion Investor Services, Inc., as of December 31, 20 02, are true and correct□ I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHIRLEY CRISLER
NOTARY PUBLIC
State of Texas
Comm. Exp 09-24-2004

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page□
- [X] (b) Statement of Financial Condition□
- [X] (c) Statement of Income (Loss)□
- [X] (d) Statement of Changes in Financial Condition□
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital□
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors□
- [X] (g) Computation of Net Capital□
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3□
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3□
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3□
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation□
- [X] (l) An Oath or Affirmation□
- [ ] (m) A copy of the SIPC Supplemental Report□
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit□

***For conditions of confidential treatment of certain portions of this filing, see section 240□17a-5(e)(3)□*

HOLTMAN, WAGNER & COMPANY, L.L.P.
Certified Public Accountants

876 Loop 337, Building 501
New Braunfels, Texas 78130
830-625-1182
Fax 830-625-1498

INDEPENDENT AUDITORS' REPORT

Board of Directors
Dominion Investor Services, Inc.

We have audited the accompanying statements of financial condition of Dominion Investor Services, Inc., (a wholly owned subsidiary of Dominion Financial Services, Inc.) as of December 31, 2002 and 2001, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the years then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dominion Investor Services, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Holtman Wagner & Company LLP

Holtman, Wagner & Company, L.L.P.
January 31, 2003

This page left blank intentionally.

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Statements of Financial Condition
December 31, 2002 and 2001

	2002	2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 86,057	$ 291,228
Investments	200,000	--
Receivable from clearing organization	103,510	132,716
Receivable from other brokers and dealers	18,159	14,687
Accounts receivable, other	24,899	23,653
Accrued interest receivable	1,133	--
Prepaid federal income tax	--	2,663
Prepaid expenses	19,836	18,646
Total current assets	**453,594**	**483,593**
Deposit with clearing organization	50,000	50,000
Deposits	186	186
Equipment, net of accumulated depreciation	311	2,224
	$ 504,091	**$ 536,003**
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities:		
Accrued payroll and benefits	$ 123,201	$ 166,918
Accounts payable, other	14,671	20,055
Total current liabilities	**137,872**	**186,973**
Stockholder's equity:		
Common stock, $1 par value, 1,000,000 shares authorized, 1,465 shares issued and outstanding	1,465	1,465
Paid in capital	103,942	103,942
Retained earnings	260,812	243,623
Total stockholder's equity	**366,219**	**349,030**
Total liabilities and stockholder's equity	**$ 504,091**	**$ 536,003**

The accompanying notes are an integral part of the financial statements.

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Statements of Income
For the Years Ended December 31, 2002 and 2001

	2002	2001
REVENUES:		
Commissions	$ 3,525,074	$ 3,816,984
Managed account fees	457,353	484,206
Other income	35,388	35,374
Interest	21,994	36,694
Total revenues	**4,039,809**	**4,373,258**
EXPENSES:		
Commissions	2,678,807	2,929,899
Employee compensation and benefits	634,012	613,875
Clearing charges	297,962	346,301
General and administrative	122,189	155,894
Occupancy	66,659	73,987
Communication	45,047	51,435
Legal and professional	13,678	14,582
Other taxes	7,796	14,321
Bad debts and errors	4,557	1,782
Depreciation	1,913	3,397
Total expenses	**3,872,620**	**4,205,473**
Income before federal income tax	167,189	167,785
Federal income tax benefit	--	(786)
Net income	**$ 167,189**	**$ 168,571**

The accompanying notes are an integral part of the financial statements.

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2002 and 2001

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance January 1, 2001	$ 1,465	$ 103,942	$ 275,052	$ 380,459
Dividends paid	--	--	(200,000)	(200,000)
Net income	--	--	168,571	168,571
Balance December 31, 2001	1,465	103,942	243,623	349,030
Dividends paid	--	--	(150,000)	(150,000)
Net income	--	--	167,189	167,189
Balance December 31, 2002	$ 1,465	$ 103,942	$ 260,812	$ 366,219

The accompanying notes are an integral part of the financial statements.

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Statements of Changes in Liabilities Subordinated
To the Claims of General Creditors
For the Years Ended December 31, 2002 and 2001

Subordinated liabilities at January 1, 2001	$	--
Increases		--
Decreases		--
Subordinated liabilities at December 31, 2001		--
Increases		--
Decreases		--
Subordinated liabilities at December 31, 2002	$	--

The accompanying notes are an integral part of the financial statements.

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Statements of Cash Flows
For the Years Ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Net income	$ 167,189	$ 168,571
Adjustments to reconcile net income to net cash generated by operating activities:		
Depreciation	1,913	3,397
Changes in operating assets and liabilities:		
Decrease (increase) in receivable from clearing organization	29,206	(44,307)
Decrease (increase) in receivables from brokers and dealers	(3,472)	(927)
Decrease (increase) in accounts receivable	(1,246)	8,705
Decrease (increase) in accrued interest receivable	(1,133)	--
Decrease (increase) in prepaid expenses	1,473	(1,724)
(Decrease) increase in accrued payroll and benefits	(43,717)	(21,325)
(Decrease) increase in other accounts payable	(5,384)	(12,116)
(Decrease) increase in deferred income taxes payable	--	(786)
Net cash generated by operating activities	**144,829**	**99,488**
Cash flows from investing activities:		
Purchase of investments	(200,000)	--
Net cash used by investing activities	(200,000)	--
Cash flows from financing activities:		
Dividends paid to parent	(150,000)	(200,000)
Net cash used by financing activities	**(150,000)**	**(200,000)**
Net decrease in cash	**(205,171)**	**(100,512)**
Cash at beginning of year	291,228	391,740
Cash at end of year	**$ 86,057**	**$ 291,228**

The accompanying notes are an integral part of the financial statements.

This sheet is left blank intentionally.

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary Dominion Financial Services, Inc.)

Notes to Financial Statements
December 31, 2002

Note 1-Summary of Significant Accounting Policies

Dominion Investor Services, Inc. (the Company) was formed on December 28, 1990 and is registered with the National Association of Securities Dealers (NASD). Its brokerage accounts are insured by the Securities Investors Protection Corporation (SIPC). The Company clears its securities transactions through National Financial Services Corporation, a member of the New York Stock Exchange.

Reporting Entity:

Effective January 1, 2001, the Parent Company, Dominion Financial Services (DFS) elected under the Internal Revenue Code to be taxed as an S-Corporation. Under those provisions, DFS does not pay federal corporate income taxes on its income, rather its shareholders are liable for individual income tax on their proportionate share of DFS's taxable income. DFS has made an election with the Internal Revenue Service to treat the Company as a qualified Subchapter S Subsidiary. As a result, for federal tax law purposes, the Company's assets, liabilities, and items of income and deduction are treated as being owned by DFS. Only DFS is required to file a tax return and that return includes the Company's assets, liabilities, and items of income and deduction. These financial statements include only the accounts of Dominion Investor Services, Inc.

Commission Revenue:

Commission revenue is recognized as of the settlement date and is generally the third business day following the trade date.

Management's Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual amounts could differ from those estimates.

Note 2-Cash and Cash Equivalents

For purposes of statements of cash flows, the Company considers all highly liquid investments, with an original maturity of three months or less, to be cash equivalents.

Note 3-Investments

Investments are stated at cost, which approximates market and consists of the following:

Certificate of Deposit - maturing 03/13/03	$	100,000
Certificate of Deposit - maturing 06/18/03		100,000
	$	200,000

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary Dominion Financial Services, Inc.)

Notes to Financial Statements
December 31, 2002

Note 4-Deposit With Clearing Organization

The Company entered into an agreement with a clearing organization to execute and clear securities transactions. The agreement requires that a $50,000 interest bearing deposit be maintained by the clearing organization.

Note 5-Equipment

Equipment is stated at cost. Depreciation, for financial reporting purposes, is provided on the double declining balance method over 5 to 7 years, the estimated useful lives of the assets. The same method is used for income tax purposes.

Changes in fixed assets are as follows:

	Balance 01/01/02	Additions	Retirements	Balance 12/31/02
Equipment	$ 128,143	$ --	$ --	$ 128,143
Less Accumulated Depeciation	(125,919)	(1,913)	--	(127,832)
	$ 2,224	$ (1,913)	$ --	$ 311

Note 6-Federal Income Taxes

Effective January 1, 2001, DFS elected under the Internal Revenue Code to be taxed as an S-Corporation and also elected to treat the Company as a Qualified Subchapter S Subsidiary of DFS. Under those provisions, DFS does not pay federal corporate income taxes on its income. As a Qualified Subchapter S subsidiary of DFS, the Company's income is reported on the DFS's tax return and its shareholders are liable for individual income tax on their proportionate share of DFS's taxable income. These financial statements include only the accounts of Dominion Investor Services, Inc.

The Company is still liable for taxes on built-in gains if certain assets are sold that were held by the Company at the time that the S-Corporation election was made. Management has determined that there were no built-in gains of the Company at January 1, 2001.

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary Dominion Financial Services, Inc.)

Notes to Financial Statements
December 31, 2002

Note 7-Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002, the Company had net capital of $270,098 which was $220,098 in excess of the required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio is .51 to 1.

Note 8-Lease Commitments

The Company entered into lease agreements for office space. Future minimum lease payments under the terms of the operating leases are as follows:

December 31, 2003	$ 10,174

Rent expense was $64,607 in 2002 and $71,731 in 2001.

Note 9-Concentrations of Receivables and Deposits

National Financial Services Corporation (NFSC) clears trades for the Company and requires that a deposit of $50,000 be maintained at NFSC for this service. The Company has other cash and investments deposited with NFSC totaling $286,057. In addition, NFSC owes the Company for certain December 2002 trades and other miscellaneous amounts totaling $103,510 at December 31, 2002.

Note 10-Possession or Control Requirements

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3 (K) (2) (ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts; therefore, the Company does not have any possession or control of customer funds or securities. Further, our independent auditors have ascertained that the conditions of the exemptions were being complied with as of the date of the audit examination and no facts came to their attention to indicate that the exemption had not been complied with during the period of their examination.

Note 11-Contingency

In February of 2003 a litigation claim was filed for arbitration before the NASD against the Company involving brokers who are no longer with the Company. The claim includes various breach of contract claims, fraud, misrepresentation, negligence and other charges. The Company's answer in this matter is due March, 2003 at which time the discovery phase of this case will begin. Management believes that the claim has no merit and intends to vigorously defend its position. The amount in controversy would not appear to be threatening to the viability of the Company.

DOMINION INVESTOR SERVICES, INC.

(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Computation of Net Capital Under SEC Rule 15c3-1
December 31, 2002

1 Total ownership equity from the statement of financial condition			$	366,219
2 Deduct ownership equity not allowable for net capital				-
3 Total ownership equity qualified for net capital				366,219
4 Add:				
A. Liabilities subordinated to the claims of general creditors Allowable for the computation of net capital				-
B. Other (deductions) or allowable credits				-
5 Total capital and allowable subordinated liabilities				366,219
6 Deductions and/or charges:				
A. Total non-allowable assets from the statement of financial condition:				
Receivables from brokers and dealers	$	(46,950)		
Other assets		(46,365)		(93,315)
B. Secured demand note deficiency				-
C. Commodity futures contracts and spot commodities-proprietary capital charges				-
D. Other deductions or charges				-
7 Other additions and/or allowable credits				-
8 Net capital before haircuts on security positions				272,904
9 Haircuts on securities (computed, where applicable, pursuant to 15c3-1f:)				
A. Contractual securities commitments				-
B. Subordinated securities borrowings				-
C. Trading and investment securities:				
1 Exempted securities				
2 Debt securites				-
3 Options				-
4 Other securities				(2,806)
D. Undue concentration				-
E. Other				-
10 Net capital			$	270,098

SCHEDULE I
(continued)

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Computation of Net Capital Under SEC Rule 15c3-1
December 31, 2002

Items included in the statement of financial condition:		
Accrued payroll and benefits	$	123,201
Other liabilities		14,671
Total aggregate indebtedness	$	137,872
Computation of basic net capital requirement		
Minimum net capital	$	50,000
Excess net capital at 1000%	$	256,311
Ratio: aggregate indebtedness to net capital		51%
Reconciliation of net capital to amount previously reported:		
Net capital as previously reported	$	269,919
Audit adjustments:		
Decrease in officer bonus accrual		179
Net capital		270,098
Minimum requirement		(50,000)
Excess net capital	$	220,098

DOMINION INVESTOR SERVICES, INC.

(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Computation of Net Capital Under SEC Rule 15c3-1
December 31, 2002

Reconciliation of aggregate indebtedness to amount previously reported:

Aggregate indebtedness as previously reported	$	138,051
Audit adjustments:		
Decrease in officer bonus accrual		(179)
Aggregate indebtedness	$	137,872
Percentage of aggregate indebtedness to net capital as originally reported		51%
Percentage of aggregate indebtedness to net capital as adjusted		51%

This sheet is left blank intentionally.

HOLTMAN, WAGNER & COMPANY, L.L.P.
Certified Public Accountants

876 Loop 337, Building 501
New Braunfels, Texas 78130
830-625-1182
Fax 830-625-1498

REPORT ON THE INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
Dominion Investor Services, Inc.

In planning and performing our audit of the financial statements of Dominion Investor Services, Inc. (a wholly owned subsidiary of Dominion Financial Services, Inc.) for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Dominion Investor Services, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) the rule 15c3-3 to maintain physical possession or control of all fully paid and excess margin securities of customers does not apply to the Company because the Company does not have possession or control of customer funds or securities.

Dominion Investor Services, Inc. is exempt from rule 15c3-3, pursuant to the 15c3-3(k)(2)(ii) exemption, and the conditions of the exemptions were being complied with as of the examination date. No facts came to our attention to indicate that the exemption had not been complied with during the period of our examination.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to

future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purposes.

Holtman Wagner & Company LLP

Holtman, Wagner & Company, L.L.P.
January 31, 2003